

Mail Stop 3030

November 5, 2015

Alex C. Hui
Chief Executive Officer
Pericom Semiconductor Corporation
1545 Barber Lane
Milpitas, California 95035

> **Re:** **Pericom Semiconductor Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 30, 2015**
> **File No. 000-27026**

Dear Mr. Hui:

We are in receipt of your letter dated November 4, 2015 responding to our comment letter dated November 3, 2015. We are unable to agree with your conclusion that based on the factors cited in your response letter it was impracticable for the Company to conduct the required inquiry 20 business days prior to the record date of the November 20, 2015 special meeting. Please advise us immediately of the Company's intention to comply with the Exchange Act Rule 14a-13. Please understand that the staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions

cc: Tad J. Freese, Esq.